Exhibit 99.1
Stellantis Posts Record Results in its First Year with 11.8% AOI Margin(1)(2)
and €13.4 Billion Net Profit(1), on a Pro Forma basis

•Net revenues (1) of €152 billion, up 14%
•Adjusted operating income(1)(2) ("AOI") nearly doubled to €18.0 billion, with 11.8% margin and all segments profitable
•Net profit(1) of €13.4 billion, nearly tripled year-on-year
•Industrial free cash flows(1)(3) of €6.1 billion, mainly driven by strong profitability and net cash synergies
•Strong synergies execution with ~€3.2 billion net cash benefit
•Strong Industrial available liquidity at €62.7 billion
•€3.3 billion ordinary dividend to be paid, subject to shareholder approval
Figures denoted with (1) are Pro Forma and are presented as if the merger was completed on January 1, 2020. Refer to Note 1 on page 15. All comparisons are to FY 2020 Pro Forma(1)

AMSTERDAM, February 23, 2022 - As a new company formed on January 17, 2021, Stellantis N.V. posted record results for 2021, accelerating the realization of merger synergies and building solid commercial performance, driven by a clear focus on speed of execution from day one. Stellantis also unveiled ambitious electrification and software plans in the year, with planned investments of more than €30 billion through 2025 and strong partnerships announced in battery technology, battery materials and software development.
"Today’s record results prove that Stellantis is well positioned to deliver strong performance, even in the most uncertain market environments. I warmly thank all Stellantis employees across our regions, brands and functions for their contribution to building our new company powered by its diversity. I take this opportunity to also thank the management team for their relentless efforts as we faced and overcame intense headwinds. Together, we are focused on executing our plans as we race to become a sustainable mobility tech company."
Carlos Tavares, CEO

RESULTS FROM CONTINUING OPERATIONS
FY 2022 GUIDANCE

Adjusted Operating Income Margin(2) Double-Digit

Industrial Free Cash Flows(3) Positive
Assumes economic and COVID-19 conditions remain substantially unchanged

2022 INDUSTRY OUTLOOK(5)

North America +3% Middle East & Africa Stable
South America +3% India & Asia Pacific +5%
Enlarged Europe +3% China Stable

(€ million)		2021	2020
I F R S	Net revenues	149,419	47,656
	Net profit	13,218	2,338
	Cash flows from operating activities	18,646	n.a.
	PRO FORMA	2021 Pro Forma(1)	2020 Pro Forma(1)	2021 Pro Forma vs. 2020 Pro Forma
	Net revenues	152,119	133,882	+14%
	Net profit	13,354	4,790	+179%
N O N - G A A P	PRO FORMA	2021 Pro Forma(1)	2020 Pro Forma(1)	2021 Pro Forma vs. 2020 Pro Forma
	Adjusted operating income(2)	18,011	9,224	+95%
	Adjusted operating income margin(2)	11.8%	6.9%	+490	bps
	Industrial free cash flows(3)	6,072	n.a.	n.a.
n.a. = not applicable
Basis of preparation: All reported data is unaudited. “2021” and “2020” represent results as reportable under IFRS. 2021 includes Legacy FCA from January 17, 2021, following the closure of the merger; “2021 Pro Forma” and “2020 Pro Forma" are presented as if the merger had occurred January 1, 2020. Refer to the section "Notes" for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 13 for an explanation of the items referenced on this page.      1

During 2021, Stellantis launched more than 10 new models, including the Citroën C4, Fiat Pulse, DS 4, Jeep® Grand Cherokee, Wagoneer, Maserati MC20, Opel Mokka, Opel Rocks-e and Peugeot 308. The Company accelerated its low emission vehicles (LEV) commercial momentum leveraging the portfolio of 34 LEV models in market including hydrogen fuel cell medium vans. Global LEV sales reached 388,000 units, up 160 % year-on-year with a number one position for battery electric van sales in EU30. Stellantis confirmed its strong position in the global commercial vehicles market with leadership in both EU30 and South America markets and achieved its highest ever worldwide pickup sales with approximately 1 million vehicles sold.
In North America, the Jeep Wrangler 4xe was the bestselling plug-in hybrid electric vehicle in U.S. retail for 2021.
In South America, Stellantis was the market leader in 2021 with 22.9% share, and was also the leader in commercial vehicles with 30.9 % market share.
In Enlarged Europe, Stellantis was the EU30 market leader in commercial vehicles with 33.7% market share for 2021. The Peugeot 208 was the number one selling vehicle in the EU30 and the 2008 was number one in the EU30 B-SUV segment for 2021.
In Middle East & Africa, consolidated shipments were up 6%, while market share grew in most major markets year-on-year.
In India & Asia Pacific, the Company is preparing to launch the all-new Citroën C3, developed and produced in India.
In China, Dongfeng Peugeot Citroën Automobile Co. Ltd (DPCA), more than doubled its annual sales volume of 2020 with 100,000 units sold and Stellantis became the fourth largest Independent After Market (IAM) parts distributor in China with sales growth of approximately 30% year on year.
Maserati global market share grew to 2.4%, with North America and China market share at 2.9% and 2.7%, respectively, for 2021.

Stellantis also took important steps to strengthening its global financing operations in the U.S. with the creation of Stellantis Financial Services US Corp., as well as in Europe with enhanced financing partnerships with BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance.
On February 23, 2022 at 2:00 p.m. CET / 8:00 a.m. EST, a live webcast and conference call will be held to present Stellantis Full Year 2021 Results. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CET / 2:00 a.m. EST on February 23, 2022.
About Stellantis
Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 13 for market and industry information.               2

SEGMENT PERFORMANCE
In addition to the commentary provided below, all segments’ shipments and results reflect the impacts of 2020 COVID-related temporary production suspensions and 2021 losses of ~20% of planned production due to unfilled semiconductor orders

NORTH AMERICA					SOUTH AMERICA
€ million, except as otherwise stated	2021 Pro Forma(1)	2020 Pro Forma(1)	vs. 2020 Pro Forma		€ million, except as otherwise stated	2021 Pro Forma(1)	2020 Pro Forma(1)	vs. 2020 Pro Forma
Shipments (000s)	1,820	1,852	(32)		Shipments (000s)	830	560	+270
Net revenues	69,736	60,633	+9,103		Net revenues	10,681	6,252	+4,429
AOI	11,356	6,123	+5,233		AOI	882	156	+726
AOI margin	16.3%	10.1%	+620	bps	AOI margin	8.3%	2.5%	+580	bps
•Shipments down 2%, mainly due to discontinuation of Dodge Grand Caravan and Journey in H2 2020, partially offset by 2021 Jeep and Wagoneer white-space launches, as well as higher Ram pickup volumes
•Net revenues up 15%, primarily due to favorable vehicle mix and strong net pricing, partially offset by unfavorable FX translation
•Adjusted operating income up 85%, with record 16.3% margin, driven by higher Net revenues

~~•~~Shipments up 48%, primarily due to extended COVID interruptions in 2020 and strong demand for Fiat Strada and all-new Fiat Pulse, as well as mid-cycle refreshes of Fiat Toro and Jeep Compass
•Net revenues up 71%, mainly driven by higher volumes and strong net pricing, as well as favorable vehicle and market mix, partially offset by negative FX translation
•Adjusted operating income up 465%, due to higher Net revenues, more than offsetting increased raw materials costs and unfavorable FX impacts

ENLARGED EUROPE					MIDDLE EAST & AFRICA
€ million, except as otherwise stated	2021 Pro Forma(1)	2020 Pro Forma(1)	vs. 2020 Pro Forma		€ million, except as otherwise stated	2021 Pro Forma(1)	2020 Pro Forma(1)	vs. 2020 Pro Forma
Shipments (000s)	2,860	2,939	(79)		Combined shipments(4) (000s)	389	398	(9)
					Consolidated(4) shipments (000s)	273	257	+16
Net revenues	59,060	56,480	+2,580		Net revenues	5,201	4,756	+445
AOI	5,370	3,059	+2,311		AOI	545	300	+245
AOI margin	9.1%	5.4%	+370	bps	AOI margin	10.5%	6.3%	+420	bps
•Shipments down 3%, with higher volumes of all-new Opel Mokka, Citroën C4 and Fiat New 500 more than offset by impact of unfilled semiconductor orders
•Net revenues up 5%, mainly due to favorable vehicle mix, primarily higher BEV and PHEV volumes, net pricing, as well as parts and services, partially offset by reduced new and used vehicle volumes
•Adjusted operating income up 76%, driven by increased Net revenues, purchasing and manufacturing efficiencies, as well as reduced compliance costs, more than offsetting higher raw materials costs

•Consolidated shipments up 6%, primarily driven by all-new Citroën C4, Opel Mokka and Jeep Grand Cherokee L, as well as higher Peugeot 208 and Jeep Wrangler volumes
•Net revenues up 9%, mainly due to higher net pricing, including pricing actions for Turkish lira devaluation, and increased volumes, partially offset by negative FX translation
•Adjusted operating income up 82%, reflects higher Net revenues, partially offset by negative FX transaction effects

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	2021 Pro Forma(1)	2020 Pro Forma(1)	vs. 2020 Pro Forma		€ million, except as otherwise stated	2021 Pro Forma(1)	2020 Pro Forma(1)	vs. 2020 Pro Forma
Combined shipments(4) (000s)	219	181	+38		Shipments (000s)	24.2	16.9	+7.3
Consolidated(4) shipments (000s)	120	95	+25		Net revenues	2,021	1,375	+646
Net revenues	3,980	3,200	+780		AOI	103	(91)	+194
AOI	442	231	+211		AOI margin	5.1%	(6.6)%	+1,170	bps
AOI margin	11.1%	7.2%	+390	bps
•Improved results mainly driven by favorable net pricing, volumes and vehicle mix, primarily related to Jeep Wrangler and Ram 1500, partially offset by increased product costs
•Improved results mainly due to higher volumes and net pricing, driven by launch of refreshed lineup, favorable market mix, particularly in China, and improved residual values, partially offset by negative FX transaction effects

Refer to page 13 for an explanation of the items referenced on this page.        3

H2 RESULTS FROM CONTINUING OPERATIONS (€ million)		H2 2021	H2 2020 Pro Forma(1)	H2 2021 vs. H2 2020 Pro Forma		H2 2020
I F R S	Net revenues	76,809	82,214	(7)%		28,042
	Net profit	7,418	5,603	+32%		1,541
	Cash flows from operating activities	13,031
N O N - G A A P	Adjusted operating income(2)	9,389	8,472	11%
	Adjusted operating income margin(2)	12.2%	10.3%	+190	bps
	Industrial free cash flows(3)	7,235

NORTH AMERICA					SOUTH AMERICA
€ million, except as otherwise stated	H2 2021	H2 2020 Pro Forma(1)	vs. H2 2020 Pro Forma		€ million, except as otherwise stated	H2 2021	H2 2020 Pro Forma(1)	vs. H2 2020 Pro Forma
Shipments (000s)	947	1,155	(208)		Shipments (000s)	406	374	+32
Net revenues	37,289	37,792	(503)		Net revenues	5,745	4,060	+1,685
AOI	6,120	5,247	+873		AOI	556	219	+337
AOI margin	16.4%	13.9%	+250	bps	AOI margin	9.7%	5.4%	+430	bps

ENLARGED EUROPE					MIDDLE EAST & AFRICA
€ million, except as otherwise stated	H2 2021	H2 2020 Pro Forma(1)	vs. H2 2020 Pro Forma		€ million, except as otherwise stated	H2 2021	H2 2020 Pro Forma(1)	vs. H2 2020 Pro Forma
Shipments (000s)	1,196	1,758	(562)		Combined shipments(4) (000s)	189	268	(79)
					Consolidated shipments (000s)	135	164	(29)
Net revenues	27,020	33,797	(6,777)		Net revenues	2,654	2,999	(345)
AOI	2,541	2,865	(324)		AOI	298	257	+41
AOI margin	9.4%	8.5%	+90	bps	AOI margin	11.2%	8.6%	+260	bps

CHINA AND INDIA & PACIFIC					MASERATI
€ million, except as otherwise stated	H2 2021	H2 2020 Pro Forma(1)	vs. H2 2020 Pro Forma		€ million, except as otherwise stated	H2 2021	H2 2020 Pro Forma(1)	vs. H2 2020 Pro Forma
Combined shipments(4) (000s)	117	106	+11		Shipments (000s)	13.4	11.8	+1.6
Consolidated shipments (000s)	59	59	—		Net revenues	1,136	930	+206
Net revenues	2,097	2,000	+97		AOI	74	13	+61
AOI	236	164	+72		AOI margin	6.5%	1.4%	+510	bps
AOI margin	11.3%	8.2%	+310	bps
Refer to page 13 for an explanation of the items referenced on this page.        4

Reconciliations - Full Year
Net revenues from external customers to Pro Forma Net revenues and Net profit from continuing operations to Pro Forma Adjusted operating income

Results from continuing operations
2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		67,706	10,474	58,602	5,165	3,924	2,002	1,546	149,419
Add: FCA Net revenues from external customers January 1 - 16, 2021(B)		2,015	189	335	36	51	18	60	2,704
Add: Pro Forma adjustments(C)		3	—	(7)	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - December 31, 2021		69,724	10,663	58,930	5,201	3,975	2,020	1,606	152,119
Net revenues from transactions with other segments		12	18	130	—	5	1	(166)	—
Pro Forma Net revenues(D)		69,736	10,681	59,060	5,201	3,980	2,021	1,440	152,119

Net profit from continuing operations									13,218
Tax expense									1,911
Net financial expenses									734
Share of the profit of equity method investees									(737)
Operating income									15,126
Add: FCA operating income, January 1 - 16, 2021									77
Add: Pro forma adjustments									96
Pro Forma Operating income									15,299
Adjustments:
Restructuring and other costs, net of reversals(E)		(4)	54	781	2	—	1	39	873
Change in estimate of non-contractual warranties(F)		2	68	581	57	13	11	—	732
Reversal of inventory fair value adjustment in purchase accounting(G)		401	13	89	—	19	—	—	522
Impairment expense and supplier obligations(H)		58	6	233	6	—	6	—	309
Brazilian indirect tax-reversal of liability/recognition of credits(I)		—	(253)	—	—	—	—	—	(253)
Other(J)		228	41	(17)	(6)	7	2	274	529
Total adjustments January 1 - December 31, 2021		685	(71)	1,667	59	39	20	313	2,712
Pro Forma Adjusted operating income(2)		11,356	882	5,370	545	442	103	(687)	18,011
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) PSA was identified as the accounting acquirer in the merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective.
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues, January 1 - December 31, 2021
(E) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(F) Change in estimate for warranty costs incurred after the contractual warranty period
(G) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(H) Primarily related to certain vehicle platforms in Enlarged Europe
(I) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(J) Includes other costs primarily related to merger and integration activities
Refer to page 13 for an explanation of the items referenced on this page.        5

Net profit from continuing operations to Adjusted operating income

Results from continuing operations
2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS

Net profit from continuing operations									13,218
Tax expense									1,911
Net financial expenses									734
Share of the profit of equity method investees									(737)
Operating income									15,126

Adjustments:
Restructuring and other costs, net of reversals(A)		(4)	54	781	2	—	1	39	873
Change in estimate of non-contractual warranties(B)		2	68	581	57	13	11	—	732
Reversal of inventory fair value adjustment in purchase accounting(C)		401	13	89	—	19	—	—	522
Impairment expense and supplier obligations(D)		58	6	233	6	—	6	—	309
Brazilian indirect tax-reversal of liability/recognition of credits(E)		—	(253)	—	—	—	—	—	(253)
Other(F)		228	41	(17)	(6)	7	2	274	529
Total adjustments January 1 - December 31, 2021		685	(71)	1,667	59	39	20	313	2,712
Less: Adjustments January 1 - 16, 2021(G)									11
Adjusted operating income(2)		11,103	873	5,419	554	444	116	(682)	17,827
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(B) Change in estimate for warranty costs incurred after the contractual warranty period
(C) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(D) Primarily related to certain vehicle platforms in Enlarged Europe
(E) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(F) Includes other costs primarily related to merger and integration activities
(G) Primarily costs related to the merger

Refer to page 13 for an explanation of the items referenced on this page.        6

Net revenues from external customers to Pro Forma Net revenues and Net profit from continuing operations to Pro Forma Adjusted operating income

Results from continuing operations
2020	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers, restated(A)		122	1,153	42,383	3,055	864	—	79	47,656
Add: FCA Net revenues from external customers, January 1 – December 31, 2020(B)		60,307	5,236	14,497	1,680	2,267	1,376	1,313	86,676
Add: Pro Forma adjustments(C)		189	(134)	(490)	—	15	(3)	(27)	(450)
Pro Forma Net revenues from external customers, January 1 – December 31, 2020		60,618	6,255	56,390	4,735	3,146	1,373	1,365	133,882
Net revenues from transactions with other segments		15	(3)	90	21	54	2	(179)	—
Pro Forma Net revenues(D)		60,633	6,252	56,480	4,756	3,200	1,375	1,186	133,882

Net profit from continuing operations									2,338
Tax expense									504
Net financial expenses									94
Share of the loss of equity method investees									74
Add: FCA operating income, January 1 - December 31, 2020									2,165
Add: Pro forma adjustments									2,261
Pro Forma Operating income									7,436
Adjustments:
Impairment expense and supplier obligations(E)		154	176	319	(1)	135	297	49	1,129
Restructuring costs, net of reversals(F)		32	27	414	—	—	3	14	490
Provision for U.S. investigation matters(G)		—	—	—	—	—	—	222	222
Loss/(gain) on disposal of investments(H)		—	—	10	—	(204)	—	16	(178)
Other(I)		10	(2)	(199)	(4)	—	4	316	125
Total adjustments January 1 - December 31, 2020		196	201	544	(5)	(69)	304	617	1,788
Pro Forma Adjusted operating income (2)		6,123	156	3,059	300	231	(91)	(554)	9,224
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Company, and to exclude the results of Faurecia, which is presented as a discontinued operation in the Income Statement of the Company for the year ended December 31, 2020
(B) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Company
(C) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues presented as if the Merger had been completed on January 1, 2020
(E) Primarily related to impairment expense in North America, South America, Enlarged Europe and China and India & Asia Pacific due to reduced volume expectations primarily as a result of the estimated impacts of COVID, impairments of certain assets in Maserati and certain B-segment assets in Enlarged Europe, as well as impairments in North America due to the change in CAFE penalty rates for future model years
(F) Restructuring costs related to reorganization of operations, primarily in Enlarged Europe
(G) Provision recognized for estimated probable losses to settle matters under investigation by the U.S. Department of Justice, primarily related to criminal investigations associated with U.S. diesel emissions matters
(H) Primarily related to disposal of Changan PSA Auto Company Ltd (“CAPSA”), which was a joint venture in China
(I) Primarily includes other costs related to merger and litigation proceedings
Refer to page 13 for an explanation of the items referenced on this page.        7

Cash flows from operating activities to Pro Forma Industrial free cash flows

2021	(€ million)
Cash flows from operating activities		18,646
Less: Cash flows from operating activities - discontinued operations		—
Cash flows from operating activities - continuing operations		18,646
Less: Operating activities not attributable to industrial activities		276
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities		10,081
Add: Proceeds from disposal of assets and other changes in investing activities		327
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments		811
Add: Net intercompany payments between continuing operations and discontinued operations		—
Add: Defined benefit pension contributions, net of tax		80
Industrial free cash flows(3)		7,885
Add: FCA Industrial free cash flows, January 1 - 16, 2021		(1,813)
Pro Forma Industrial free cash flows(3)		6,072

Aggregated Industrial free cash flows

2020 (€ million)
PSA Automotive free cash flows	2,660
FCA Industrial free cash flows	624
Aggregated Industrial free cash flows(*)	3,284
(*) The aggregated Industrial free cash flows for 2020 is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.
Refer to page 13 for an explanation of the items referenced on this page.        8

Debt to Industrial net financial position

€ million	December 31, 2021
Debt	(33,582)
Current financial receivables from jointly-controlled financial services companies	103
Derivative financial assets/(liabilities), net and collateral deposits	(9)
Financial securities	1,499
Cash and cash equivalents	49,629
Net financial position	17,640
Less: Net financial position of financial services	(1,450)
Industrial net financial position(6)	19,090

Aggregated Industrial net financial position(*)

€ million	December 31, 2020
PSA Automotive net financial position	13,231
FCA Net industrial cash	4,595
Aggregated Industrial net financial position	17,826
(*)The aggregated Industrial net financial position at December 31, 2020 is the simple aggregation of the previously reported amounts by FCA and PSA (excluding Faurecia) and does not reflect a) fair value adjustments increasing debt by approximately €1,400 million as of January 17, 2021 recorded as part of the purchase accounting adjustments required by IFRS; and b) approximately €230 million of a reduction in the Industrial net financial position to align to the Stellantis definition of Industrial net financial position.

Refer to page 13 for an explanation of the items referenced on this page.        9

Reconciliations - H2
Net revenues from external customers to Net revenues and Net profit from continuing operations to Adjusted operating income

Results from continuing operations
H2 2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		37,286	5,732	27,098	2,654	2,102	1,139	798	76,809
Net revenues from transactions with other segments		3	13	(78)	—	(5)	(3)	70	—
Net revenues		37,289	5,745	27,020	2,654	2,097	1,136	868	76,809

Net profit from continuing operations									7,418
Tax expense									182
Net financial expenses									517
Share of the profit of equity method investees									(335)
Operating income									7,782

Adjustments:
Change in estimate of non-contractual warranties(A)		2	68	581	57	13	11	—	732
Restructuring and other costs, net of reversals(B)		(2)	6	294	1	—	1	32	332
Impairment expense and supplier obligations(C)		58	6	212	6	—	6	—	288
Reversal of inventory fair value adjustment in purchase accounting		—	—	—	—	—	—	—	—
Brazilian indirect tax-reversal of liability/recognition of credits(D)		—	(31)	—	—	—	—	—	(31)
Other(E)		192	41	(102)	(6)	7	—	154	286
Total adjustments		250	90	985	58	20	18	186	1,607
Adjusted operating income(2)		6,120	556	2,541	298	236	74	(436)	9,389
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Change in estimate for warranty costs incurred after the contractual warranty period
(B) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(C) Primarily related to certain vehicle platforms in Enlarged Europe
(D) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(E) Includes other costs primarily related to merger and integration activities

Refer to page 13 for an explanation of the items referenced on this page.        10

Net revenues from external customers to Pro Forma Net revenues and Net profit from continuing operations to Pro Forma Adjusted operating income

Results from continuing operations
H2 2020	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers, restated(A)		77	674	24,760	1,959	530	—	42	28,042
Add: FCA Net revenues from external customers, July 1 – December 31, 2020(B)		37,563	3,479	9,232	1,027	1,424	941	736	54,402
Add: Pro Forma adjustments(C)		143	(95)	(251)	—	10	(10)	(27)	(230)
Pro Forma Net revenues from external customers, July 1 – December 31, 2020		37,783	4,058	33,741	2,986	1,964	931	751	82,214
Net revenues from transactions with other segments		9	2	56	13	36	(1)	(115)	—
Pro Forma Net revenues(D)		37,792	4,060	33,797	2,999	2,000	930	636	82,214

Net profit from continuing operations									1,541
Tax expense									349
Net financial expenses									254
Share of the loss of equity method investees									150
Add: FCA operating income, July 1 - December 31, 2020									3,840
Add: Pro forma adjustments									1,237
Pro Forma Operating income									7,371
Adjustments:
Restructuring costs, net of reversals(E)		14	2	376	—	—	—	11	403
Impairment expense and supplier obligations(F)		138	(3)	111	(1)	55	9	49	358
Provision for U.S. investigation matters(G)		—	—	—	—	—	—	222	222
Loss on disposal of investments(H)		—	—	40	3	—	—	20	63
Other(I)		3	(2)	(165)	(4)	—	4	219	55
Total adjustments		155	(3)	362	(2)	55	13	521	1,101
Pro Forma Adjusted operating income(2)		5,247	219	2,865	257	164	13	(293)	8,472
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Company, and to exclude the results of Faurecia, which is presented as a discontinued operation in the Income Statement of the Company for the year ended December 31, 2020
(B) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Company
(C) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues presented as if the Merger had been completed on January 1, 2020
(E) Restructuring costs related to reorganization of operations, primarily in Enlarged Europe
(F) Primarily related to impairment of certain B-segment assets in Enlarged Europe, as well as impairments in North America due to the change in CAFE penalty rates for future model years
(G) Provision recognized for estimated probable losses to settle matters under investigation by the U.S. Department of Justice, primarily related to criminal investigations associated with U.S. diesel emissions matters
(H) Primarily related to loss on disposal of investment in Enlarged Europe
(I) Primarily includes other costs related to merger and litigation proceedings

Refer to page 13 for an explanation of the items referenced on this page.        11

Cash flows from operating activities to Industrial free cash flows

H2 2021	(€ million)
Cash flows from operating activities		13,031
Less: Cash flows from operating activities - discontinued operations		—
Cash flows from operating activities - continuing operations		13,031
Less: Operating activities not attributable to industrial activities		298
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities		5,099
Add: Proceeds from disposal of assets and other changes in investing activities		227
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments		670
Add: Net intercompany payments between continuing operations and discontinued operations		—
Add: Defined benefit pension contributions, net of tax		44
Industrial free cash flows(3)		7,235

Aggregated Industrial free cash flows

H2 2020 (€ million)
PSA Automotive free cash flows	6,261
FCA Industrial free cash flows	10,596
Aggregated Industrial free cash flows(*)	16,857
(*) The aggregated Industrial free cash flows for H2 2020 is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.

Refer to page 13 for an explanation of the items referenced on this page.        12

NOTES

(1) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Company”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 -16, 2021 are excluded from 2021 results unless otherwise stated. 2021 Pro Forma results are presented as if the merger had occurred on January 1, 2020 and include results of FCA for the period January 1 –16, 2021. H2 2020 and 2020 represent results of the continuing operations of PSA only and are not directly comparable to previously reported results of PSA and reflect accounting policies and reporting classifications of the Company. H2 2020 Pro Forma and 2020 Pro Forma results are presented as if the merger had occurred on January 1, 2020. The fair values assigned to the assets acquired and liabilities assumed have been finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and; convergence and integration costs directly related to significant acquisitions or mergers.
For the year ended December 31, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period
January 1 - 16, 2021. For the year ended December 31, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period January 1 - December 31, 2020. For the six months ended December 31, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period July 1 - December 31, 2020.
(3) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued
operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the year ended December 31, 2021, Pro Forma Industrial free cash flows includes the Industrial free cash flows of FCA for the period January 1 - 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(4) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries.
(5) Source: IHS Global Insight, Wards, China Passenger Car Association and Company estimates.
(6) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less cash and cash equivalents, financial securities that are considered liquid, current financial receivables from the Group or its jointly controlled financial services entities and derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/
liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.

Market share information is derived from third-party industry sources (e.g. European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)) and internal information.
Represents Passenger cars (PC) and light commercial vehicles (LCV), except as noted below:
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia and South East Asia)
•Middle East & Africa exclude Iran, Sudan and Syria
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from IHS data, Maserati competitive segment and internal information
Commercial Vehicles market share refers to light commercial vehicles.
EU30 = EU27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Appendix
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Consolidated Financial Information includes the unaudited pro forma consolidated income statement for years ended December 31, 2021 and 2020 and the related explanatory notes (the “Unaudited Pro Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Consolidated Statement of Financial Position of Stellantis as of December 31, 2021.
The Unaudited Pro Forma Consolidated Financial Information presented herein is derived from (i) the Consolidated Income Statement of Stellantis for the years ended December 31, 2021 and 2020, (ii) FCA’s Consolidated Income Statement for the year ended December 31, 2020, contained in FCA’s Annual Report on Form 20-F filed with the SEC on March 4, 2020, (iii) the consolidated statement of income included in the audited consolidated financial statements of PSA for the year ended December 31, 2020 in the Consolidated Financial Statements and Management's Discussion and Analysis of Groupe PSA on Form 6-K, furnished to the SEC on March 4, 2021, and (iv) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto.
The consolidated financial statements of Stellantis, PSA and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Consolidated Financial Statements of Stellantis as of and for year ended December 31, 2021 and 2020.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•The purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in the interest expense related to the fair value adjustment to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the two periods from January 1, 2020 to December 31, 2020 and from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

2021 (€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	149,419	2,704	2	(6)	152,119
Cost of revenues	119,943	2,322	(52)	(6)	122,207
Selling, general and other costs	9,130	192	(2)	—	9,320
Research and development costs	4,487	113	(40)	—	4,560
Gains/(Losses) on disposal of investments	(35)	—	—	—	(35)
Restructuring costs	698	—	—	—	698
Operating income	15,126	77	96	—	15,299
Net financial expenses	734	29	(17)	—	746
Profit before taxes	14,392	48	113	—	14,553
Tax expense	1,911	21	7	—	1,939
Share of the profit of equity method investees	737	3	—	—	740
Net profit from continuing operations	13,218	30	106	—	13,354
Profit from discontinued operations, net of tax	990	—	—	—	990
Net profit	14,208	30	106	—	14,344

Net profit attributable to:
Owners of the parent	14,200	30	106	—	14,336
Non controlling interests	8	—	—	—	8

Net profit from continuing operations
Owners of the parent	13,210	30	106	—	13,346
Non controlling interests	8	—	—	—	8

Earnings per share (€/share):
Basic earnings per share	4.64				4.69
Diluted earnings per share	4.51				4.55

Earnings per share from continuing operations (€/share):
Basic earnings per share	4.32				4.36
Diluted earnings per share	4.19				4.23

2020 (€ million, except per share amounts)	PSA Historical Consolidated (as adjusted)	FCA Historical Consolidated	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	47,656	86,676	110	(560)	133,882
Cost of revenues	38,250	75,962	(1,266)	(759)	112,187
Selling, general and other costs	3,923	5,501	(52)	25	9,397
Research and development costs	2,231	2,979	(960)	301	4,551
Gains/(Losses) on disposal of investments	174	4	—	—	178
Restructuring costs	416	73	—	—	489
Operating income/(loss)	3,010	2,165	2,388	(127)	7,436
Net financial expenses	94	993	(380)	(35)	672
Profit/(loss) before taxes	2,916	1,172	2,768	(92)	6,764
Tax expense	504	1,332	240	8	2,084
Share of the profit/(loss) of equity method investees	(74)	184	—	—	110
Net profit/(loss) from continuing operations	2,338	24	2,528	(100)	4,790
Loss from discontinued operations, net of tax	(315)	—	—	—	(315)
Net profit/(loss)	2,023	24	2,528	(100)	4,475

Net profit/(loss) attributable to:
Owners of the parent	2,173	29	2,512	(100)	4,614
Non controlling interests	(150)	(5)	16	—	(139)

Net profit/(loss) from continuing operations
Owners of the parent	2,353	29	2,512	(100)	4,794
Non controlling interests	(15)	(5)	16	—	(4)

Earnings per share (€/share):
Basic earnings per share	1.41				1.48
Diluted earnings per share	1.34				1.43

Earnings per share from continuing operations (€/share):
Basic earnings per share	1.52				1.54
Diluted earnings per share	1.45				1.48
The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column represents the Consolidated Income Statement of Stellantis for the year ended December 31, 2021 and the PSA Historical Consolidated Income Statement (as adjusted) for the year ended December 31, 2020, which is derived from the historical consolidated statement of income of PSA for the year ended December 31, 2020.
In accordance with IFRS 3, PSA was determined to be the acquirer for accounting purposes, therefore, the year ended December 31, 2020 represents the continuing operations of PSA.
Note 2 – FCA Historical
This column represents FCA’s results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records as well as the FCA consolidated income statement included in FCA’s audited consolidated financial statements for the year ended December 31, 2020. In order to conform to the presentation of Stellantis in its Consolidated Income Statement for the years ended December 31, 2021 and 2020, Results from investments related to equity method investments are reclassified to Share of the profit of equity method investees, and Results from Investments other than equity method investments are reclassified to Net financial expenses.
Note 3 – Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill.
The Unaudited Pro Forma Consolidated Financial Information reflects the effects of the purchase accounting adjustments, where applicable, on the unaudited pro forma consolidated income statement for the years ended December 31, 2021 and 2020 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the purchase price allocation adjustments in the unaudited pro forma consolidated income statement for the years ended December 31, 2021 and 2020.

For the period January 1 - 16, 2021

January 1 - 16, 2021 (€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	—	—	—	2	2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	36	47	18	5	106

For the year ended December 31, 2020

2020 (€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	—	—	—	110	110
Cost of revenues	(4)	1,092	—	178	1,266
Selling, general and other costs	8	44	—	—	52
Research and development costs	960	—	—	—	960
Net financial expenses/(income)	—	—	462	(82)	380
Tax expenses	(90)	(28)	(74)	(48)	(240)
Net profit	874	1,108	388	158	2,528
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method. The fair value of reacquired rights has been valued based on the discounted cash flows expected from the related agreement.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million and €964 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of which €40 million and €960 million has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets, respectively, and €8 million has been recorded within Selling, general and other costs in relation to the dealer network and (4) million has been recorded within Cost of revenues in relation to reacquired rights for the year ended December 31, 2020.

B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million and €1,136 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of which €45 million and €1,092 million has been recorded within Cost of revenues and €2 million and €44 million has been recorded within Selling, general and other costs in the Unaudited Pro Forma Consolidated Financial Information.

C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions, of €21 million and €462 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million and €54 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million and €93 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, due to the recognition of the fair value adjustments of the related liabilities.

•the reversal of the impact on cost of revenues of €7 million and €232 million for the period January 1 to January 16, 2021 and for the year ended December 31, 2020, respectively, of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the year ended December 31, 2021.

E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.
Note 4 – Other Adjustments
Other adjustments mainly include the following:
•the elimination of the intercompany transactions with Sevel in the Stellantis Consolidated Income Statement for the year ended December 31, 2020 of €534 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date;
•The alignment of FCA’s accounting policies to Stellantis accounting policies resulting in a net decrease in Net profit of €100 million for the year ended December 31, 2020, primarily relating to an increase in Research and development expenditures expensed.
•the alignment of the classification of certain items to align to Stellantis’ income statement presentation.

Note 5 - Pro Forma Earnings per Share
Pro Forma basic earnings per share is calculated by dividing the Pro Forma Net profit from continuing operations attributable to the owners of the parent by the Pro Forma weighted average number of shares outstanding, as adjusted for the merger.
Pro Forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the merger.
Regarding the Pro Forma basic and diluted earnings per share from continuing operations for the year ended December 31, 2020:
(i) Pro forma weighted average number of outstanding Stellantis common shares for the year ended December 31, 2020 includes PSA weighted average number of outstanding common shares for the year ended December 31, 2020 converted with the merger exchange ratio of 1.742 and Stellantis common shares issued at the merger date;
(ii) The number of the equity warrants on PSA ordinary shares delivered to General Motors, amounting to 39,727,324, have been included in the diluted number of shares and converted with the merger exchange ratio of 1.742;
(iii) Pro forma weighted average number of outstanding Stellantis common shares resulting from dilutive equity instruments performance share plans issued by PSA and converted with the merger exchange ratio of 1.742; and
(iv) Pro forma weighted average number of outstanding Stellantis common shares resulting from the equity instruments issued under FCA’s equity incentive plan.

Pro Forma Basic earnings per share

2021 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - December 31, 2021 (B)	3,059,284	3,059,284	3,059,284
Pro Forma Basic earnings per share (€ per share) (A/B)	€4.69	€4.36	€0.32

2020 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,119,935	3,119,935	3,119,935
Pro Forma Basic earnings/(loss) per share (€ per share) (A/B)	€1.48	€1.54	€(0.06)

Pro Forma Diluted earnings per share

2021 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€14,200	€13,210	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€14,336	€13,346	€990
Weighted average number of shares outstanding (thousand), January 17 - December 31, 2021	3,059,284	3,059,284	3,059,284
Number of shares deployable for share-based compensation, January 17 - December 31, 2021 (thousand)	23,651	23,651	23,651
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,151,432	3,151,432	3,151,432
Pro Forma Diluted earnings per share (€ per share) (A/B)	€4.55	€4.23	€0.31

2020 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations(1)
Net profit/(loss) attributable to owners of the parent, as adjusted	€2,173	€2,353	€(180)
Add: FCA Net profit attributable to owners of the parent, January 1 - December 31, 2020	29	29	—
Add: Pro forma adjustments	2,412	2,412	—
Pro Forma Net profit/(loss) attributable to owners of the parent (A)	€4,614	€4,794	€(180)
Weighted average number of shares outstanding (thousand)	3,119,935	3,119,935	3,119,935
Number of shares deployable for share-based compensation (thousand)	39,137	39,137	39,137
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,227,569	3,227,569	3,227,569
Pro Forma Diluted earnings/(loss) per share (€ per share) (A/B)	€1.43	€1.49	€(0.06)
___________________________________________________________________________________________________________________________________
(1) Number of shares deployable for share-based compensation and equity warrants delivered to General Motors have not been taken into consideration in the calculation of diluted loss per share for the year ended December 31, 2020 as this would have had an anti-dilutive effect

SAFE HARBOR STATEMENT
This document, in particular references to “2022 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the continued impact of unfilled semiconductor orders; the Company’s ability to realize the anticipated benefits of the merger, the continued impact of the COVID-19 pandemic; the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plans; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.